EXHIBIT 11

MGIC INVESTMENT CORPORATION AND SUBSIDIARIES
STATEMENT RE COMPUTATION OF PER SHARE EARNINGS (1)
For The Years Ended December 31, 2003, 2002 and 2001

	2003	2002	2001
	(In thousands, except per share data)
BASIC EARNINGS PER SHARE
Average common shares outstanding	98,776	103,725	106,941

Net income	$493,879	$629,191	$639,137

Basic earning per share	$5.00	$6.07	$5.98

DILUTED EARNINGS PER SHARE
Adjusted weighted average shares outstanding:
Average common shares outstanding	98,776	103,725	106,941
Common stock equivalents	246	489	854

Adjusted weighted average diluted shares outstanding	99,022	104,214	107,795

Net income	$493,879	$629,191	$639,137

Diluted earnings per share	$4.99	$6.04	$5.93

(1)	Per Statement of Financial Accounting Standards No. 128, “Earnings Per Share”.